Item 77D - DWS Dreman High Return Equity
Fund (a series of DWS Value Series, Inc.)

At a meeting held April 1, 2009, the Board of Directors of DWS Dreman High Return Equity
Fund, a series of DWS Value Series, Inc., approved the termination of Dreman Value Management, LLC
("DVM"), as the fund's subadvisor. Effective on or about June 1, 2009, Deutsche Investment
Management Americas Inc. (the "Advisor") assumed all day-to-day advisory responsibilities for the fund that were previously delegated to DVM.

The fund's Board also approved a name change to DWS Strategic Value Fund, effective on June 1,
2009.

The fund's Board also approved certain changes to the fund's investment strategy as follows:

Portfolio management seeks to invest in a diversified portfolio normally consisting of approximately
60-80 stocks.
E:\Electronic Working Files\NSAR\2009\4-30-09\DWS Advisor
Funds\03-Exhibits\Exhibit 77D CFI.doc